UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 24, 2011: Euroseas Ltd. Announces Time Charter Renewals for Two of its Containerships.

Exhibit 1

Euroseas Ltd. Announces Time Charter Renewals for Two of its Containerships.

Maroussi, Athens, Greece, May 24, 2011 Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that two subsidiaries of the Company has entered into time charter agreement for the following vessels:

M/V Ninos, a 1,169 teu, 1990 built feeder containership, has been extended for about 1 year at a gross daily rate of $11,200. The new rate will apply from the 1st of June 2011. The new rate represents an increase of about 65% over the vessel’s current rate.

M/V Kuo Hsiung, a 1,169 teu, 1993 built feeder containership, has been extended for about 1 year at a gross daily rate of $11,200. The new rate will apply from the 15th of June 2011. The new rate represents an increase of about 111% over the vessel’s current rate.

Following the above mentioned charters, approximately 77% of the Company’s total container fleet days for 2011 and approximately 12% in 2012 are secured under period charters. The Company’s drybulk fleet is 100% covered in 2011 via time charter contracts or Forward Freight Agreements (FFAs) and 50% covered in 2012 via time charter contracts.

Aristides Pittas, Chairman and CEO of Euroseas, commented: "We are pleased to announce that we have extended the time charter agreements for M/V Ninos and M/V Kuo Hsiung at rates of approximately 90% higher than their current rates on average. We look forward to continuing capitalizing on a stronger containership market with the remaining of our vessels come up for re-chartering as any rate increases directly benefit our earnings.”

As of May 24, 2011, Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Mar-12	$17,500
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til May-12	$14,950
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,000
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-11	$16,800
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-12	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Jul-11	$7,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Jan-12	$8,500
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	TC ’til Oct -11	$11,750
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC ‘til Aug-11	$10,250
YM PORT KELANG (ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Oct-11	$5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Jun-11	$7,699
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jun-11 Thereafter TC till Jun-12	$6,800 thereafter $11,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jun-11 Thereafter TC till Jun-12	$5,300 thereafter $11,200
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

(**) "Monica P" is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the drybulk area.  The Company has concluded a Forward Freight Agreement (FFA) option contract on the panamax index for calendar 2011 for a modern panamax. Such a contract serves as an approximate hedge to one of our panamax vessels for 2011 effectively locking in a rate between $16,500 and $23,500.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward - Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact

Tasos Aslidis
Chief Financial Officer Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr
Investor Relations / Financial Media

Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  May 24, 2011

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President